UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
State Street Global Advisors Funds Distributors, LLC
(Name of Issuer)
LLC Interests in Investment Trust (Exchange Traded Fund)
(Title of Class of Securities)
78468R606
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 78468R606

1	NAME OF REPORTING PERSON Strategic Financial Group, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 35-1984039
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 266,681 SH
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 266,681 SH
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,681 SH
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.52%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 78468R606
ITEM 1(a).	NAME OF ISSUER: State Street Global Advisors Funds Distributors, LLC
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: State Street Financial Center One Lincoln St Boston, MA 02111
ITEM 2(a).	NAME OF PERSON FILING: Strategic Financial Group, LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 101 E 90th Drive Merrillville, IN 46410
ITEM 2(c).	CITIZENSHIP: Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: LLC Interests in Investment Trust (Exchange Traded Fund)
ITEM 2(e).	CUSIP NUMBER: 78468R606
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
266,681 SH
(b) Percent of class:
9.52%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
266,681 SH
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
266,681 SH
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Discretionary accounts of Strategic Financial Group, LLC have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on the Schedule. To the best of Strategic Financial Group, LLC's knowledge, none of these accounts owns more than 5% of the LLC Interests of the issuer.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Strategic Financial Group, LLC (IA) is a wholly owned subsidiary of Strategic Financial Group, LLC (HC).

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 78468R606
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11 2019	Strategic Financial Group, LLC By: /s/ Bradley J Rathe Name: Bradley J Rathe Title: Chief Investment Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).